

February 10, 2012

<u>Via E-mail</u>
Jan E. Chason
Chief Financial Officer
Spring Creek Healthcare Systems, Inc.
4400 Route 9 South
 Suite 1000
Freehold, NJ 07728

> **Re:** **Spring Creek Healthcare Systems, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed January 18, 2012**
> **File No. 000-53339**

Dear Mr. Chason:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010, filed January 18, 2012

Report of Independent Registered Public Accounting Firm, page 4

1. We note that you have amended your 2010 Form 10-K in response to comment two in our letter dated December 23, 2011. However, we note that your amended filing does not include the complete text of the amended item that must be included in the amendment as required by Rule 12b-15 under the Exchange Act. Please further amend your filing to file the two auditor's reports and to include all of the information required by Item 8 of Form 10-K, including the notes to the financial statements that have been omitted in your Amendment No. 1 to the Form 10-K.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Melissa Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining